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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                   (Rule 13d-101)

Information to be included in statements filed pursuant to 13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No. 1)*

TRIAD PARK, LLC
(Name of Issuer)

Membership Interests, No Par Value
(Title of Class of Securities)


(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 28, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
Page 1 of 5 Pages
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY)
     Manchester Securities Corp., a New York Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          1,914,760

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          1,914,760

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          1,914,760

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.71%

14   TYPE OF REPORTING PERSON*
          BD; CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 4.   Purpose of Transaction

     Manchester acquired the Membership Interests beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.

     Depending upon market conditions and other factors that it may deem material, Manchester may purchase additional Membership Interests or related securities or may dispose of all or a portion of the Membership Interests or related securities that it now beneficially owns or may hereafter acquire.

     On November 26, 1997, Manchester requested certain information from the Issuer in order to evaluate a bid made for the Issuer by Richard C. Blum & Associates, and to evaluate a potential bid for the Issuer by Manchester. A copy of this letter is attached as Exhibit A.

     Except as set forth herein, Manchester has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.


ITEM 7.   Material to be Filed as Exhibits

     Exhibit A - Letter, dated November 26, 1997, from
Manchester Securities Corp. to the Issuer.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              MANCHESTER SECURITIES CORP.
December 1, 1997

                    By:/s/ Paul E. Singer
                         Paul E. Singer
                         President

                              EXHIBIT A

                     MANCHESTER SECURITIES CORP.
                          712 Fifth Avenue
                      New York, New York  10019
                        Tel:  (212) 974-2095
                        Fax:  (212) 974-2093

                                   November 28, 1997

Mr. James R. Porter
Triad Park, LLC
3055 Triad Park
Livermore, Ca  94550

         Re:  Offer from Richard C. Blum & Associates, L.P.

Dear Mr. Porter:

     As stated in my letter, dated September 25, 1997, I was concerned that shareholders of Triad Park L.L.C. ("Triad") were not receiving adequate consideration pursuant to the offer of Richard C. Blum & Associates ("RCBA"). I continue to think that the Triad shares are worth more than that currently offered from RCBA.

     In order to further refine our evaluation of the RCBA offer and to potentially make a bid for the company, which bid may include other entities, I am requesting the following information;

     -    Description of the property subject to the RCBA offer;
     -    Preliminary Title Report for this property;
     -    Current financial statements of Triad;
     - Any third party agreements to purchase the sale of any Triad property; Documents related to any third party option agreements;
     - Assessment district bond amortization schedules reflecting the current and approved but not yet funded assessments on a parcel by parcel basis;
     - Civil Engineer of Record report and related scope of public improvement work including cost estimates and a description of the public improvement work to be funded by the remaining unfunded assessment district bonds;
     - Any Subdivision Agreement pertaining to the re-subdivision of the balance of the property and related Tentative Tract Map and/or conditions; and
     - Planned Unit Development ("PUD") zoning ordinance reflecting the current land use entitlement for the Triad property.

     I would appreciate it if you could get this information to us as quickly as possible. If there are any questions, please give me or Stephane Carnot a call. Thank you for your cooperation.


                                   Sincerely yours,

                                   /s/ Andrew J. Kurtz

                                   Andrew J. Kurtz

cc:  Stephen Schultz, Esq.